Delisting Determination, The Nasdaq Stock Market, LLC, April 11, 2025, Chain Bridge I.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Chain Bridge I.
effective at the opening of the trading session on April 21, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on November 12, 2024. The Company did not file an appeal. The Company securities were suspended on November 19, 2024. The Staff determination to delist the Company securities became final on November 19, 2024.